

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 2, 2015

Lawrence B. Prior III
President and Chief Executive Officer
Computer Sciences Government Services Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

      Re: Computer Sciences Government Services Inc.
            Amendment No. 1 to Registration Statement on Form 10
            Filed August 17, 2015
            File No. 001-37494

Dear Mr. Prior:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 6, 2015.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

The Spin-Off

Background, page 38

1.   We note your revisions in response to prior comment 1; however, given that the CSC turnaround began three years ago, it is unclear why you decided to effect the spin-off at this time. Please expand or revise.

Risk Factors

Risks Relating to Our Business

Our U.S. federal government contracts may be terminated…, page 18

2.   With regard to the last two paragraphs in this factor, which you added in response to prior comment 2 in part, please provide an indication of the revenue from state and local government contracts that may be terminated for convenience.

Unaudited Pro Forma Combined Financial Statements, page 50

3.   We note the added $30 million adjustment related to the annual maintenance fee for intellectual property as called for in the Intellectual Property Matters Agreement. In light of the significance of this fee compared to the historical intellectual property and software costs and to pro forma loss from continuing operations before taxes, please revise to explain the reasons for the significant difference between the maintenance fee and historical costs.

Business

Market Overview, page 66

4.   We note your revised disclosure in response to prior comment 10. Please provide us support for your statements previously attributed to Deltek and Gartner and that you now "anticipate" or "expect." For example, we refer you to the second and third sentences in this section. We also refer you to the third through fifth sentences in the fourth paragraph on page 67.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Financial Condition

Future Liquidity, page 90

5.   We note your revised disclosure in response to prior comment 18 that the company believes Computer Sciences GS will be able to meet its liquidity and cash needs for the foreseeable future. Please clarify what you mean by "foreseeable future." Also, in light of the significance of the debt financing related to the Spin-Off, please revise to discuss management's expectations regarding long-term liquidity and capital resources. Please refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

6.   Please tell us whether you expect to enter into any debt agreements prior to effectiveness and if so, what consideration you gave to disclosing the material terms of the agreement and filing those agreements as exhibits.

Executive Compensation

Compensation Discussion and Analysis, page 102

7.   When known, please expand to provide a discussion of your compensation programs and policies that you intend to adopt after the spin-off.

Combined Financial Statements

Note 18 – Commitments and contingencies

Contingencies, page F-48

8.   We note your revised disclosure on page F-52 regarding other matters that may involve actual or threatened disputes or litigation. You indicate that the company provides disclosure of such matters for which the likelihood of material loss is at least reasonably possible and the amount of loss can be reasonably estimated. Paragraphs 50-3 through 50-5 of ASC 450-20-50 do not require that the possible losses be reasonably estimable. Please revise your disclosures accordingly. In addition, please ensure that your disclosure regarding possible losses in excess of amounts accrued, addresses reasonably possible losses for all pending legal or other proceedings in the aggregate.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Peter Harwich, Esq.
        Allen & Overy LLP